Filed Pursuant to Rule 433

Registration Statement No. 333-285508

November 14, 2025

News

FOR IMMEDIATE RELEASE

BMO Increases the Financing Spread for its MicroSectorsTM Gold Miners 3X Leveraged ETNs (NYSE Arca: GDXU)

NEW YORK, Nov. 14, 2025 /CNW/ – Bank of Montreal (“BMO”) today announced that pursuant to the terms of BMO’s MicroSectorsTM Gold Miners 3X Leveraged Exchange Traded Notes due June 29, 2040 (the “ETNs”), BMO Capital Markets Corp., the Calculation Agent of the ETNs, is electing to exercise its right to increase the Financing Spread for the ETNs. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the ETN Prospectus (as defined below) for the ETNs.

It is expected that effective as of November 21, 2025 (the “Fee Effective Date”), the Financing Spread will be increased as follows:

ETN Title	Ticker Symbol	CUSIP	Current Financing Spread	Adjusted Financing Spread
MicroSectorsTM Gold Miners 3X Leveraged ETNs due June 29, 2040	GDXU	063679542	2.25%	3.25%

The closing Indicative Note Value of the ETNs reflect the daily deduction of a Daily Financing Charge and the other fees and charges described in the ETN Prospectus. The Daily Financing Charge is based on the Federal Reserve Bank Prime Loan Rate plus the Financing Spread. Therefore, given the Financing Spread is increasing, the Daily Financing Charge will also increase, and your return on the ETNs will be adversely affected.

Holders of the ETNs may choose to continue to hold their ETNs, or may choose to elect to require BMO to redeem their ETNs, in accordance with the terms of the ETNs, or sell their ETNs in the secondary market. As disclosed in the ETN Prospectus for the ETNs, the Minimum Redemption Amount will not be applicable for any redemption validly elected on or after the date of this announcement to and including the Fee Effective Date. Outside of this period, holders of the ETNs are required to redeem at least 25,000 ETNs at one time in order to exercise their right to require us to redeem them.

Disclosures

The issuance of this notice of the election to increase the Financing Spread may adversely impact your ability to sell the ETNs and/or will likely adversely impact the price at which you may be able to sell your ETNs.

The ETNs are not intended to be “buy and hold” investments, and are not intended to be held to maturity. Instead, the ETNs are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. The ETNs are designed to reflect a 3x leveraged long exposure to the performance of the S-Network MicroSectorsTM Gold Miners Index (the “Index”) on a daily basis, before taking into account the negative effect of the fees and charges. However, due to the daily resetting leverage, the returns on the ETNs over different periods of time can, and most likely will, differ significantly from three times the return on a direct long investment in the Index. The ETNs are designed to achieve their stated investment objectives on a daily basis. The performance of the ETNs over different periods of time can differ significantly from their stated daily objectives. The ETNs are considerably riskier than securities that have intermediate- or long-term investment objectives, and are not suitable for investors who plan to hold them for a period of more than one day or who have a “buy and hold” strategy. Investors should actively and continuously monitor their investments in the ETNs on an intra-day basis, and any decision to hold the ETNs for more than one day should be made with great care and only as the result of a series of daily (or more frequent) investment decisions to remain invested in the ETNs for the next one-day period. The ETNs are very sensitive to changes in the level of the Index, and returns on the ETNs may be negatively impacted in complex ways by the volatility of the Index on a daily or intra-day basis. It is possible that you will suffer significant losses in the ETNs even if the long-term performance of the Index is positive. Accordingly, the ETNs should be purchased only by sophisticated investors who understand and can bear the potential risks and consequences of the ETNs that are designed to provide exposure to the leveraged performance of the Index on a daily basis and that will be highly volatile and may experience significant losses, up to the entire amount invested, in a short period of time.

For additional information, including a discussion of the risks relating to an investment in the ETNs, please carefully read the pricing supplement and related documents that we have filed with respect to the ETNs (collectively, the “ETN Prospectus”). Investors should review the ETN Prospectus carefully prior to making an investment decision.

The ETN Prospectus can be found on EDGAR, the Securities and Exchange Commission (the “SEC”) website at: www.sec.gov, as well as on the product websites at the following links: www.bmoetns.com and www.microsectors.com

Bank of Montreal, the issuer of the ETNs, has filed a registration statement (including a pricing supplement, product supplement, prospectus supplement and prospectus) with the SEC regarding the ETNs. Please read those documents and the other documents relating to this offering that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and this offering. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, and any agent or dealer that participated in the offering of the ETNs, will arrange to send the pricing supplement, the product supplement, the prospectus supplement and the prospectus if so requested by calling toll-free at 1-877-369-5412.

The ETNs are senior, unsecured obligations of BMO, and are subject to BMO’s credit risk.

Investment suitability must be determined individually for each investor, and the ETNs are not suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own financial advisors as to these matters.

About REX Shares

REX Shares (“REX”) is a leading provider of innovative exchange-traded products (“ETPs”). With over $8 billion in assets under management, REX is known for pioneering the MicroSectors™ and T-REX product lines, offering leveraged and inverse exposure to a variety of stocks and market sectors. REX continues to drive innovation through its growing suite of ETPs, serving investors seeking sophisticated trading tools, options-based income strategies, and unique crypto exposures.

For more information, please visit www.rexshares.com or www.microsectors.com

Follow REX (@REXShares) and MicroSectors (@msectors) on X.

REX Media Contacts: rexshares@gregoryfca.com

About BMO Financial Group

BMO Financial Group is the seventh largest bank in North America by assets, with total assets of $1.4 trillion as of July 31, 2025. Serving customers for 200 years and counting, BMO is a diverse team of highly engaged employees providing a broad range of personal and commercial banking, wealth management, global markets and investment banking products and services to 13 million customers across Canada, the United States, and in select markets globally. Driven by a single purpose, to Boldly Grow the Good in business and life, BMO is committed to driving positive change in the world, and making progress for a thriving economy, sustainable future, and inclusive society.

Bank of Montreal ETNs: US.ETN@bmo.com, +1 (877) 369-5412

Internet: www.bmo.com

MicroSectors™ and REX™ are trademarks of REX. The trademarks have been licensed for use for certain purposes by REX. The Index have been licensed for use by REX. The ETNs are not sponsored, endorsed, sold or promoted by REX or any of its affiliates or third-party licensors (collectively, “REX Index Parties”). REX Index Parties make no representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the Index to track general stock market performance.

SOURCE BMO Financial Group

For further information: BMO Media Contact: Kelly Hechler, Toronto, Kelly.hechler@bmo.com, (416) 867-3996.